

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 10, 2016

Via E-mail
Mr. Paul Edgecliffe-Johnson
Chief Financial Officer
InterContinental Hotels Group PLC
Broadwater Park
Denham, Buckinghamshire UB9 5HR
United Kingdom

> **Re: InterContinental Hotels Group PLC**
> **Form 20-F for the year ended December 31, 2015**
> **Filed on March 3, 2016**
> **File No. 001-10409**

Dear Mr. Edgecliffe-Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note your disclosure on pages 28 and 29 that you measure your performance through a set of carefully selected key performance indicators, including global RevPAR growth. Please tell us whether management considers RevPAR, average daily rate and occupancy of your franchised properties, your managed properties and your owned and leased properties to be key performance metrics. If so, please revise future Exchange Act periodic filings to include these performance metrics or advise.

Non-GAAP Calculations, page 155

2.   In future filings please include a statement disclosing the reasons why you believe your presentation of the non-GAAP financial measures provide useful information to

investors. Please provide us an example of your proposed disclosure. Please refer to Item 10(e) of Regulation S-K.

3.   We note your narrative reconciliations of your non-GAAP measures for the Group. We note you disclose these measures on a segment basis within your performance discussion. In future filings, please also include a schedule to allow the reader to reconcile the non-GAAP segment measures to your non-GAAP group measures. Please provide us an example of your proposed disclosure. Please refer to Item 10(e) of Regulation S-K.

4.   In future filings, when you are presenting a measure on a constant currency basis, your reconciliation should present the historical amounts and the amounts in a constant currency. Please provide us an example of your proposed disclosure. Please refer to Question 104.06 of our Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3295 if you have any questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities